EXHIBIT 99.1

Titan Mining Selected by the U.S. Army to Establish First-Ever Public-Private Partnership for Domestic Critical Minerals Processing on  Strategic Defense Installations

  Titan’s Empire State Mines selected for pioneering Enhanced Use Lease opportunities at Pine Bluff Arsenal (AR) and Anniston Army Depot (AL)
  Partnership marks America’s first major industrial step toward graphite independence, the first domestic graphite purification facility on a U.S. military installation, and a direct challenge to China's 90%+ control of global battery-grade graphite processing

GOUVERNEUR, N.Y., June 25, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and the only end to end producer of natural flake graphite in the U.S., announced a landmark step toward American graphite independence: its wholly-owned subsidiary, Empire State Mines, LLC (“ESM”), has received Conditional Selection Notices from the U.S. Army for Enhanced Use Lease (“EUL”) opportunities at two strategic defense installations — Pine Bluff Arsenal, Arkansas, and Anniston Army Depot, Alabama. The awards are made under U.S. Army RFP No. DACA27-1-26-204 and the Army’s newly launched Strategic Capital Initiatives (“SCI”) program. Titan is open to other Army sites and will continue to pursue those opportunities.

HIGHLIGHTS

  Historic First: First commercial graphite purification facility to be sited on U.S. Army installations, a landmark effort in ending America’s 100% import reliance on foreign-controlled graphite supply chains
  Executive Order 14241: ESM's selection is among the first Enhanced Use Lease awards issued pursuant to President Trump's March 2025 Executive Order directing the deployment of domestic mineral processing infrastructure on U.S. defense installations
  Two Conditional EUL Awards: Pine Bluff Arsenal, AR (~245 acres, primary site) and Anniston Army Depot, AL (~97 acres, secondary site)
  Facility Purpose: Design, finance, build, and operate the Kilbourne Graphite Purification Plant to produce Purified Micronized Graphite (PMG) and Coated Spherical Purified Graphite (CSPG) for defense, energy and industrial applications
  Zero Taxpayer Cost: All development, construction, and operating costs borne by Empire State Mines (“ESM”); U.S. Army retains land title at all times
  Long-Term Strategic Partnership: Lease term up to 50 years under 10 U.S.C. § 2667 Enhanced Use Lease authority
  Supply Chain Independence: Directly challenges China’s near-total control of graphite processing; delivers the domestic supply security that U.S. defense, energy and industrial supply chains require
  National Security Platform: Establishes a public-private partnership model for deploying critical mineral processing infrastructure on U.S. defense installations
  Development Timeline: Business Terms Agreement negotiations underway; construction targeted to commence in H2 2027

These conditional awards give effect to President Trump's Executive Order 14241, which directed the Department of War to use its Enhanced Use Lease authority to establish commercial mineral refining enterprises on U.S. military bases. ESM's selection is among the first awards issued under this initiative — a concrete step toward critical mineral independence and a demonstration that domestic mining companies, backed by federal policy and military infrastructure, can end America’s strategic dependence on foreign-controlled supply chains.

Subject to finalization of Business Terms Agreements with the U.S. Army, ESM will design, finance, construct, and operate the Kilbourne Graphite Purification Plant, a commercial-scale facility producing purified graphite critical to U.S. defense and energy storage supply chains. Pine Bluff Arsenal (Site B, ~245 acres) is designated as the primary site, with Anniston Army Depot (Parcel 1, ~97 acres) advancing on a sequenced schedule.

“For the first time in American history, a critical minerals processing facility will be built on U.S. defense soil, and Titan Mining is the company making it happen," said Rita Adiani, President & CEO of Titan Mining. "These awards mark a turning point in ending America's dependence on Chinese-controlled supply chains, and Titan is honored to lead the re-shoring initiative of critical minerals which are essential to our national security.”

A HISTORIC MILESTONE FOR U.S. CRITICAL MINERAL SECURITY

Graphite is among the most strategically exposed critical minerals facing the United States today. The country is 100% reliant on imports for natural flake graphite, and China controls more than 90% of global battery-grade graphite processing capacity, a chokehold over materials essential to munitions, missiles, sensors, energy storage and electric vehicles. More than merely a supply chain vulnerability, it is a strategic dependency, especially because the United States currently lacks commercial-scale domestic graphite capacity.

ESM's selection under the U.S. Army's Enhanced Use Lease program represents a significant step toward addressing this strategic gap. It establishes a new public-private partnership model for deploying critical mineral processing infrastructure on U.S. defense installations and demonstrates how government and industry can work together to strengthen domestic supply chains without cost to the taxpayer.

The Kilbourne Graphite Project, anchored by Titan's natural graphite resource in New York State, is uniquely positioned to support a fully integrated domestic graphite supply chain, from mine to value-add graphite products, helping advance U.S. defense, industrial and energy security objectives.

Adiani added: “America has declared critical mineral independence before — now it’s time to build it. We have the resources in the ground, the infrastructure to process it, and now U.S. Army partnership to take it further downstream. This effort aims to establish a fully domestic supply chain, entirely free from foreign control.”

EUL STRUCTURE: A PIONEER PUBLIC-PRIVATE MODEL

The Enhanced Use Lease mechanism under 10 U.S.C. § 2667 is a proven but rarely applied statutory authority that allows the Army to lease underutilized land to qualified private partners for up to 50 years. ESM’s conditional selection marks the first application of this authority to a critical mineral processing facility, establishing a replicable template for future mineral-sector EUL partnerships across the defense estate.

The U.S. Army retains ownership of the land at all times, while ESM is responsible for all costs associated with the financing, design, construction, operation and eventual decommissioning of the facility. In lieu of cash rent, ESM will provide in-kind consideration through infrastructure improvements at the host installation, generating direct benefits for military personnel, families and base operations. All project activities will be undertaken in accordance with applicable federal requirements, including Davis-Bacon prevailing wage provisions and Buy American Act requirements.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer and the United States’ first end-to-end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Investor Relations Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Media Relations Contact

KCSA Strategic Communications
Email: TitanMining@KCSA.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this news release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include, but are not limited to, statements regarding: the negotiation and execution of Business Terms Agreements with the U.S. Army; the development, financing, construction and operation of the proposed Kilbourne Graphite Purification Plant; the anticipated location, scope, timing and capacity of the proposed facilities; the advancement of the Kilbourne Graphite Project and related downstream processing infrastructure; the Company's ability to establish a fully integrated domestic graphite supply chain; the anticipated benefits of the Enhanced Use Lease opportunities; the Company's ability to satisfy the requirements necessary to advance the proposed projects; and the Company's strategic growth objectives and critical minerals initiatives. When used in this news release, words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; risks relating to the negotiation and execution of definitive agreements with the U.S. Army; risks that the proposed Enhanced Use Lease opportunities do not proceed as currently contemplated or at all; risks relating to permitting, financing, construction and operation of the proposed graphite purification facilities; risks relating to government policies, approvals and funding priorities; and risks associated with the development of domestic critical mineral supply chains; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions regarding the successful negotiation of Business Terms Agreements with the U.S. Army; the availability of suitable financing; the timing of permitting and construction activities; the ability to develop and operate the proposed purification facilities as contemplated; continued government support for domestic critical minerals initiatives; and demand for purified graphite products. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.